UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 June 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT launches fastest express delivery service in South-East Asia
First express company to launch premier service for time critical shipments
New service reduces cost of urgent deliveries by up to 50 per cent

8 June 2007

8 June 2007

TNT launches fastest express delivery service in South-East Asia
First express company to launch premier service for time critical shipments
New service reduces cost of urgent deliveries by up to 50 per cent

TNT Express, one of the world's leading express delivery companies, launches the industry's fastest express delivery service in South East Asia. Termed the Emergency Express service, it ensures that a customer's urgent overseas shipment gets out on the first available flight, and that it is timed the customer's schedule, with 24X7 immediate response and pick-up. That service is available in all major cities across Indonesia, Malaysia, Philippines, Singapore, Thailand, Hong Kong, and Japan.

TNT's innovation taps on the growing demand for even faster express services, shorter business cycles, and lower downtimes to avoid holding inventory costs and obsolete products. That is particularly the case with high tech and aviation industries, where managing business continuity for enterprise customers is vital. The perishable nature of some specimens within the life science industry also requires time critical services.

Asia in a hurry: boom in time critical services

Onno Boots, regional managing director of TNT South East Asia: "In Asia, time critical services are among the biggest growth drivers with a 100 per cent growth in shipments over the past year. The growth potential for the Emergency Express service is tremendous. In Asia, it forms one of the key strategic initiatives to achieve our global ambition to be number one in emerging markets and accelerate our growth in the region."

In the high tech and aviation industries, where high value spare parts tend to be concentrated in central distribution centres, many businesses rely on their own staff to help deliver emergency shipments by purchasing a ticket on the next available flight. The situation is similar in the life sciences industry, where high value medical devices and vital medicines are required urgently.

"For businesses with mission critical services, the tolerance for downtime is extremely low, and speed is a key business differentiator. One of our major customers now using this service used to fly at least 150 people per month, including its employees, within Asia to deliver emergency spare parts of its hi-tech products. That cost the business at least S$2 million a year. TNT's Emergency Express service offers an equally effective solution for up to 50 per cent cheaper," says Onno Boots.

Offering Emergency Express service in Asia

TNT has put in place a dedicated Emergency Express team in Asia that is on standby 24 hours a day, seven days a week to meet the critical on-time pick-up and delivery of urgent shipments.

Instead of using fixed express networks, TNT provides a customised routing system to select the first available flight out for immediate deliveries of urgent shipments. As a result, consignments on the Emergency Express service can reach any major city in South East Asia between six and sixteen hours. This is a quarter of the transit time required for a normal express consignment, which typically takes 24 hours.

Onno Boots: "This new service extends our network capabilities in the region. It ensures our capacity to meet urgent delivery requirements, no matter how last minute the requests may be. The Emergency Express service will be a key differentiator for TNT in Asia as no other express player can claim the same breadth of experience as TNT in providing truly customised solutions consistently at such an extensive scale."

Through this cost effective and faster option for time-critical shipments, customers can also maintain lower inventory levels since they can count on an emergency replacement. It also reduces administration as businesses can rely on a single express service provider to handle its urgent deliveries, thereby allowing them to focus on their core business.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported €10.1 billion in revenues and an operating income of €1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 8 June 2007